SCHEDULE 13D




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         Bugaboo Creek Steak House, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of securities)


                                                    120035-10-0
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                     --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 29, 1996
             (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. X .

Check the following box if a fee is being paid with the statement ____.

         1)       Name of Reporting Person.      Edward P. Grace III

         2)       Check the appropriate box if a Member of a Group (See
                    Instructions)

         (a)
         (b)               X


         3)       SEC Use Only


         4)       Source of Funds (See Instructions).      Not Applicable


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


         6)       Citizenship or Place of Organization.      United States


Number of                  (7)      Sole Voting Power            0
                                                            ----------
Shares Bene-
ficially Owned             (8)      Shared Voting Power       2,428,332
                                                         --------------
By Each
Reporting                  (9)      Sole Dispositive Power       2,428,332
                                                              -------------
Person With
                           (10)     Shared Dispositive Power            0
                                                                  ---------



         11)      Aggregate Amount Beneficially Owned by Each Reporting Person.
                                    2,428,332

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions).   Not Applicable

         13)      Percent of Class Represented by Amount in Row 11.      46.4%
                                                                     ---------

         14)      Type of Reporting Person (See Instructions).           IN
                                                                 ----------

         This  statement is filed by Edward P. Grace III, as an amendment to the
Schedule 13D dated June 14, 1996 relating to the Common Stock, par value $.01 per share of Bugaboo Creek Steak House, Inc. filed on June 24, 1996.

         Item 4.   Purpose of Transaction.

         On July 29, 1996, Bugaboo Creek Steak House, Inc. ("Bugaboo") entered into Amendment No. One to the Agreement and Plan of Merger dated as of June 14, 1996 (the "Merger Agreement") with Longhorn Steaks, Inc. ("Longhorn") and Whip Merger Corporation ("Merger Corp."), a wholly-owned subsidiary of Longhorn. The Merger Agreement provides that, at the "Effective Time" (as defined in the Merger Agreement), Merger Corp. shall be merged with and into Bugaboo (the "Merger"). Merger Corp. will then cease to exist and Bugaboo will continue as the surviving corporation, as a wholly-owned subsidiary of Longhorn. By virtue of the Merger, each share of Bugaboo common stock ("Bugaboo Common Stock") outstanding immediately prior to the Effective Time shall be converted into the right to receive .5625 shares of the common stock of Longhorn ("Longhorn Common Stock").

         Longhorn will also acquire three non-Bugaboo restaurants which are owned by Mr. Grace alone or jointly by Mr. Grace and Mr. Orr, a director of Bugaboo -- Hemenway's Sea Food in Providence, Rhode Island, Old Grist Mill Tavern in Seekonk, Massachusetts, and Monterey Restaurant in Warwick, Rhode Island. In addition, Longhorn will acquire the limited liability company owned by Bugaboo Directors Grace, Orr and Snowden which holds title to the site of the Bugaboo Creek restaurant located in Springfield, Virginia, and will acquire from Messrs. Grace and Orr real property located in Seekonk, Massachusetts, which is leased to Old Grist Mill Tavern. Longhorn will acquire the three restaurants and related real estate for approximately 240,000 shares of Longhorn Common Stock and the assumption of approximately $1,575,000 of existing debt.

         The Merger Agreement may be terminated by Longhorn under certain conditions if Bugaboo, pursuant to the terms of the Merger Agreement and in accordance with the fiduciary duties of Bugaboo's Board of Directors, considers an alternative Acquisition Proposal (as defined in the Merger Agreement) and by Bugaboo if the Bugaboo Board of Directors determines, in the exercise of its fiduciary duties, to recommend to Bugaboo's shareholders an alternative
Acquisition Proposal. If the Merger Agreement is terminated as a result of Bugaboo's consideration and/or recommendation of an alternative Acquisition Proposal, Bugaboo must pay the out-of-pocket expenses of Longhorn incurred in connection with the Merger Agreement up to a maximum of $750,000. In addition, if within 10 months following such termination Bugaboo has entered into a Business Combination (as defined in the Merger Agreement), the third party to such Business Combination must pay to Longhorn the amount of $2,000,000 less any expenses previously paid by Bugaboo to Longhorn.

         The Merger is subject to various conditions customary to transactions of this type, including the approvals of the shareholders of Bugaboo and Longhorn, the receipt of liquor license and other governmental permit approvals, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the consent of Bugaboo's lenders. Subject to these matters, it is anticipated that the Merger will be consummated in September 1996.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Grace has entered into a Stockholder Agreement with Longhorn and Bugaboo dated as of June 14, 1996, pursuant to which he has (i) agreed to vote all of his shares in favor of the Merger and against any Competing Transaction (as defined in the Stockholder Agreement) and (ii) granted an irrevocable proxy (for the term of the Stockholder Agreement) to Richard E. Rivera and Anne D. Huemme, Chief Executive Officer and Chief Financial Officer, respectively, of Longhorn, to vote his shares in favor of the Merger and against any Competing Transaction. In addition, Mr. Grace has agreed not to (A) directly or indirectly, solicit, initiate or encourage the submission of any "takeover proposal" (as defined in the Stockholder Agreement) or participate in any discussions or negotiations, furnish information or take any other action to facilitate any inquiries or the making of a takeover proposal or (B) transfer any shares of Bugaboo Common Stock or enter into any agreement with respect to the transfer or voting of his shares. The Stockholder Agreement terminates upon termination of the Merger Agreement in accordance with its terms.

         At closing of the Merger, Mr. Grace will be appointed as a director of Longhorn and will continue to serve as President of Bugaboo with responsibility for its operations. As a result of the transactions contemplated by the Merger Agreement, Mr. Grace will beneficially own approximately 1,474,794 shares (12.66%) of the outstanding Longhorn Common Stock.

         The Longhorn Common Stock issued in the Merger will be registered and available for sale into the public marketplace. However, Mr. Grace will be subject to a lock-up agreement which prohibits the sale of Longhorn Common Stock received by him in the Merger until Longhorn publishes financial statements for a period ending after the Merger which includes at least 30 days of combined operations of Longhorn and Bugaboo. Bugaboo has stated that it expects this date to be mid-November 1996. In addition, Mr. Grace will be limited by the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, from selling any of the Longhorn Common Stock received by him in the transaction until six months following the Effective Time of the Merger. Mr. Grace will have the right to require registration of his Longhorn Common Stock during the two-year period from the Effective Date of the Merger if he ceases to be a director of Longhorn.

         Except as described herein and in Items 4 and 5 of this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named or referred to in Item 2 or between such person and any person with respect to any securities of Bugaboo.


                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ Edward P. Grace III
                                                      Edward P. Grace III


Dated:  August 7, 1996